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                             July 27, 2022

       Sanjeev Narula
       Chief Financial Officer
       Viatris Inc
       1000 Mylan Boulevard
       Canonsburg, PA 15317

                                                        Re: Viatris Inc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Form 10-Q for the
Quarterly Period ended March 31, 2022
                                                            Filed May 9, 2022
                                                            File No. 001-39695

       Dear Mr. Narula:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended March 31, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Total Revenues, page 48

   1. You disclose that the decrease in total revenues and net sales was primarily driven by a decrease of
approximately $169.7 million in net sales from existing products as a result of lower pricing and
volumes. Please provide us with proposed disclosure to be included in future periodic reports
that quantifies the impact of price and volume separately.
                                                        Alternatively, we note
in your first quarter 2022 earnings presentation that you quantify the decrease in net
sales due to competition on key US products and other base business erosion separately.
Please refer to Item 303(a)(3)(iii) of Regulation S-K.
 Sanjeev Narula
Viatris Inc
July 27, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameSanjeev Narula                          Sincerely,
Comapany NameViatris Inc
                                                          Division of
Corporation Finance
July 27, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName